UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bernard Chaus, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
162510 200
(CUSIP Number)
Eric J. Dale, Esq.
Robinson & Cole LLP
1055 Washington Blvd.
Stamford, CT 06901-2249
(203) 462-7505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer.
This Amendment to the Statement on Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Bernard Chaus, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal office is 530 Seventh Avenue, New York, New York 10018.

Item 2.	Identity and Background.
This Amendment is being filed by Camuto Consulting Inc. (“Camuto”), a Connecticut corporation. Camuto is principally engaged in the business of design, development and distribution of women’s fashion footwear. The address of Camuto’s principal business is 411 West Putnam Avenue, Greenwich, Connecticut 06830.
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)-(e)	Camuto has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.
On February 9, 2011, Camuto purchased 3,000,000 shares of Issuer Common Stock from the Issuer for a purchase price of $300,000 (the “Purchase Price”). The source of the Purchase Price was Camuto’s working capital.

Item 4.	Purpose of Transaction.
Camuto originally acquired the shares of Issuer Common Stock principally for investment purposes. Camuto has a commercial relationship with the Issuer.
Camuto has now proposed a “going private” transaction with the Issuer. The proposal was made in a letter set forth as an Exhibit to this Amendment and incorporated herein by reference. Pursuant to the proposal, the shareholders of the Issuer, other than the members of the Chaus family, China Ting Group and Camuto, would receive cash consideration of $0.13 for each of their shares. The proposed transaction would be structured as a cash merger requiring the approval of not less than two-thirds of Chaus’ shareholders. The merger consideration would come from Camuto. Following the transaction, Camuto would own approximately 41% of the Issuer.
The proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements, the approval of the transaction by Issuer’s Board of Directors and shareholders, the receipt of a fairness opinion, the approval of the transaction by the Boards of Camuto and China Ting Group, the conversion of certain amounts owed by the Issuer into a term loan and the entry by the Issuer into a new financing agreement with its lender on terms satisfactory to all parties.

Camuto has been told that the Issuer has referred the offer to its independent directors for consideration by them with the assistance of independent counsel and a financial advisor.

Item 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, Camuto beneficially owns 3,000,000 shares of Issuer Common Stock (the “Subject Shares”). The Subject Shares constitute 8% of the issued and outstanding shares of Issuer Common Stock, based upon the disclosures in the Issuer’s most recent reports filed with the Securities and Exchange Commission.
(b) Camuto has sole power to vote and dispose of the Subject Shares.
(c) Other than as reported in this Amendment, Camuto has not effected any transactions involving Issuer Common Stock in the 60 days prior to filing this Amendment.
(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Camuto and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Letter, dated September 15, 2011, from Camuto to the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of September 19, 2011	CAMUTO CONSULTING INC.

	By:	/s/ Jeffrey K. Howald
Name: Jeffrey K. Howald
Title: Chief Financial Officer
Exhibits
Letter, dated September 15, 2011, from Camuto to the Issuer.

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